UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with an Annual and Special Meeting of Shareholders of Brazil Potash Corp. (the “Company”) to be held on September 5, 2025, the Company hereby furnishes the following documents:

1. Notice of 2025 Annual and Special Meeting of Shareholders of Brazil Potash Corp. to be held on September 5, 2025, and Management Information Circular, dated August 5, 2025.

2. Proxy Card

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of 2025 Annual and Special Meeting of Shareholders of Brazil Potash Corp. to be held on September 5, 2025, and Management Information Circular, dated August 5, 2025

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: August 13, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer